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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


     (Mark One)
         [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                   For The Fiscal Year Ended December 31, 2003


                                       OR


         [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from _____ to _____.


                          Commission File No: 001-13739



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    Tucson Electric Power Company 401(k) Plan



         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          UniSource Energy Corporation
                       One South Church Avenue, Suite 100
                                Tucson, AZ 85701




--------------------------------------------------------------------------------

Tucson Electric Power Company
401(k) Plan
Index
December 31, 2003 and 2002
--------------------------------------------------------------------------------


                                                                         Page(s)

Required Information...........................................................3

Report of Independent Registered Public Accounting Firm........................4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits................................5

Statements of Changes in Net Assets Available for Benefits.....................6

Notes to Financial Statements...............................................7-11

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions......12

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................13

Signature Page................................................................14

Exhibit 23 - Consent of Independent Accountants...............................15


Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

                              REQUIRED INFORMATION


         The Tucson Electric Power Company 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1 - 3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

         The written consent of PricewaterhouseCoopers LLP with respect to the annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

          REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the Tucson Electric Power Company 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Tucson Electric Power Company 401 (k) Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets
(held at end of year) and the schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

Phoenix, Arizona
June 23, 2004

Tucson Electric Power Company
401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
--------------------------------------------------------------------------------



                                                       2003                2002
Assets
Investments:
        Investments at fair value              $111,688,300         $81,336,424
        Investments at contract value             5,968,994           4,905,626
        Participant loans receivable              3,498,327           2,932,477
                                           -----------------    ----------------

                 Total investments              121,155,621          89,174,527
                                           -----------------    ----------------

Receivables:
         Employer contributions                      92,651              75,745
         Participant contributions                  206,410             154,638
                                           -----------------    ----------------

                 Total receivables                  299,061             230,383
                                           -----------------    ----------------

                 Net Assets available for
                  benefits                     $121,454,682         $89,404,910
                                           =================    ================


   The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002
--------------------------------------------------------------------------------

                                                      2003                 2002
Additions:

     Contributions:
        Employer contributions                $  3,274,061         $  3,178,380
        Participant contributions                6,868,251            6,403,320
        Participant rollovers                    6,114,968              393,039
                                           ----------------    -----------------

                    Total contributions         16,257,280            9,974,739
                                           ----------------    -----------------

     Investment income (loss):
        Interest and dividend income               459,113              523,405
        Net appreciation (depreciation)
         in fair value of investments           21,472,737          (19,630,500)
                                           ----------------    -----------------

                    Total investment income
                     (loss)                     21,931,850          (19,107,095)
                                           ----------------    -----------------

                    Total additions             38,189,130           (9,132,356)
                                           ----------------    -----------------

Deductions:

     Benefits paid to participants               6,127,855            4,139,321
     Administrative expenses                        11,503               12,673
                                           ----------------    -----------------

                    Total deductions             6,139,358            4,151,994
                                           ----------------    -----------------

Net increase (decrease)                         32,049,772          (13,284,350)
                                           ----------------    -----------------

Net Assets available for benefits:

     Beginning of year                          89,404,910          102,689,260
                                           ----------------    -----------------

     End of year                              $121,454,682         $ 89,404,910
                                           ================    =================


   The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN

     The following description of the Tucson Electric Power Company 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL
     All regular employees of Tucson Electric Power Company and participating subsidiaries of UniSource Energy Corporation, the parent company of the Plan sponsor, (collectively, the "Company") who are employed by the Company on or after November 1, 1985 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     ADMINISTRATION
     The Company's Pension Committee (the "Committee"), comprised of three or more employees, administers the Plan. Fidelity Management Trust Company (the "Trustee") serves as trustee of all Plan investments. Fidelity Investments Institutional Operations Company, Inc. serves as recordkeeper for the Plan. The Company funds the Plan's administrative costs, except for loan administrative fees and brokerage account fees, which are paid directly by the participants out of their accounts.

     CONTRIBUTIONS
     Upon admission to the Plan, participants may contribute, by way of payroll deductions, a percentage up to but not in excess of 15% of their pre-tax compensation. Participants may direct their contributions to be invested entirely into any one of the individual investment funds or, in multiples of 1% into any combination of these funds. Contributions are subject to certain limitations.

     The Plan also allows for rollovers from participants' other external 401(k) plans ("Qualified Rollovers") into the Plan. Qualified Rollovers are accounted for as participant contributions in a separate account of the participant, and are directed in the same manner as discussed above for participant contributions.

     Each payroll period during the two years ended December 31, 2003, the Company contributed Company Matching Contributions to the Plan with respect to each participant in an amount equal to the lesser of (i) the excess of the participant's Compensation Deferral Contributions to the Plan in the Plan Year over the Company Matching Contributions previously made in respect to the participant in the Plan year or (ii) 4.5% of the participant's compensation for that payroll period. Participants direct the investment of such Company contributions in the same manner as discussed above for participant contributions. Effective July 1, 2000, the Board of Directors of Tucson Electric Power Company has the discretion each year to establish the formula for Company matching contributions.

     LOANS TO PARTICIPANTS
     Loan amounts shall not exceed the lesser of $50,000 or 50% of the vested balance of the participant's accounts at the date of the loan. Loan terms must be for at least six months and no more than five years, except that loans used to purchase a principal residence may have a term up to 15 years. Loan repayments are made biweekly through payroll deductions and are considered to be in default if all payments are not made for any three month period. Each loan is secured by the balance of the participant's account and bears a fixed rate of interest established by the Committee which in no event is less than 2% over the prime rate.
     Interest rates for the years ended December 31, 2003 and 2002

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

     ranged from 4.00% to 11.50%. Loan transactions are treated as a transfer to
     (from) the investment fund from (to) the Participant Loans fund.

     DISTRIBUTIONS
     A participant's account becomes distributable upon termination of employment, total disability, death or retirement. A participant or beneficiary of a deceased participant may elect to have his or her account distributed a) as soon as practicable following the date of termination or death, or b) in the plan year following such date. Absent such an election, distributions do not occur until the close of the quarter in which the last Company matching contribution is made.

     The amount distributable to a participant or beneficiary is equal to the balance in the account valued as of the most recent date preceding such distribution as the Trustee can determine. Benefits payable to a participant or the beneficiary are paid in a cash lump sum.

     Under certain conditions, once each plan year a participant may withdraw all or a portion of his or her account while still employed by the Company. Withdrawals from a participant's account are only permitted (i) for participants who have attained age 59-1/2 or (ii) in the event of a participant's hardship as defined in Section 401(k) of the Internal Revenue Code of 1954, as amended. Beginning with the plan year in which participants reach age 59-1/2, they may withdraw any portion up to the entire amount of their Salary Deferral Contributions Account and/or their Company Matching Contributions Account. In addition, participants may withdraw any portion of their Salary Deferral Contributions Account, excluding earnings credited after December 31, 1988, if they have incurred a financial hardship. The amount which may be withdrawn in the case of a participant's hardship may not exceed the amount needed and is subject to the approval of the Committee.

     INVESTMENTS
     Participants may direct the investment of their Pretax Contributions and Company Matching Contributions in a variety of investment vehicles comprised of common stocks, mutual funds, money market funds and common/collective funds. The Plan is intended to comply with Section 404(c) of ERISA.

     VESTING
     A participant's interest in each of his accounts is at all times 100% vested.

     PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. Upon termination of the Plan, the accounts under the Plan will be valued and distributed to participants at the time of such termination, subject to the provisions of ERISA.

2. ACQUISITION

     On August 11, 2003, UniSource Energy completed the purchase of the Arizona electric and gas utility businesses from Citizens Communications Company (Citizens). Upon closing and transfer of employment to UniSource Energy Services, Inc., the participants of the Citizens' 401(k) Savings Plan were allowed to roll over their account balance, including outstanding loan balances, to the Tucson Electric Power Company 401(k) Plan. Rollovers from the Citizens Plan of $5,986,061 are included in 2003 participant rollovers.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------



3. SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     Plan investments other than the Fidelity Managed Income Portfolio and the Retirement Money Market Portfolio, are presented at fair value. The fair values of common stock, mutual funds and common/collective fund shares are based upon the closing market price on the valuation date. Investments in the Fidelity Managed Income Portfolio and the Money Market Portfolio are valued at contract value including accumulated earnings. Participant loans are valued at cost, which approximates fair value.

     Security transactions are recorded on the trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes that are included in the cost of securities purchased and deducted from the proceeds of securities sold. Net appreciation (depreciation) in the fair value of the Plan's investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and Participant contributions are recognized on the accrual basis.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid.

4. INVESTMENTS

     The following investments represent 5% or more of the Plan's net assets as of December 31:

                                                         2003               2002
     Fidelity Growth Company Fund
        542,172 and 476,168 units,
           respectively                          $27,146,554        $16,865,874

     Fidelity Magellan Fund
        258,840 and 245,441 units,
           respectively                          $25,298,986        $19,380,022

     Fidelity Equity Income Fund
        330,876 and 309,549 units,
           respectively                          $16,461,069        $12,279,819

     Fidelity Retirement Money Market Fund
        12,146,654 and 12,013,820 units,
           respectively                          $12,146,654        $12,013,820

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------


     Fidelity Low Priced Stock Fund
        191,768 and 144,506 units,
           respectively                          $ 6,708,029       $ 3,637,223

     Fidelity Intermediate Bond Fund
        619,266 and 523,651 units,
           respectively                          $ 6,601,380       $ 5,618,775

     Fidelity Managed Income Portfolio
        5,968,993 and 4,905,626 units,
           respectively                          $ 5,968,993       $ 4,905,626

     During 2003 and 2002 the Plan's investments appreciated (depreciated) (including gains and losses on investments purchased and sold, as well as held during the year) in value by $21,472,737 and ($19,630,500) as follows:

                                                        2003                2002

     Mutual Funds                               $ 20,550,764      $ (19,344,263)
     Common Stock                                    921,973           (286,237)
                                            ----------------   -----------------
          Total                                 $ 21,472,737      $ (19,630,500)
                                            ================   =================

5. CONCENTRATION OF CREDIT RISK

     At December 31, 2003 and 2002, the Plan's assets consist primarily of investments in financial instruments, money market funds, investment contracts, mutual funds, UniSource Energy stock and participant loans. The Plan does not require collateral or other security to support the investments in these financial instruments. These investments may subject the Plan to concentrations of risk, as from time-to-time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation and the value of UniSource Energy stock and mutual funds are subject to changes in market values.

6. TAX STATUS

     The Plan is qualified under Section 401 of the Internal Revenue Code ("IRC") and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated September 27, 2002, has been received from the IRS. The Plan has since been amended; however, the Plan administrator believes that the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RELATED PARTY TRANSACTIONS

     In 2003 and 2002, the Plan's investments in shares of mutual funds managed by the Trustee of $107,166,947 and $76,765,946, respectively, as well as in stock of UniSource Energy Corporation in the amounts of $2,866,040 and $1,981,559, respectively, qualify as party-in-interest transactions for which a statutory exemption exists.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

The Trustee invests in the Company's common stock in accordance with the provisions of the Plan. The following is a summary of transactions in the Company's common stock:


                                                     2003                  2002

         Cost of shares purchased               $ 764,754           $ 2,977,279
         Number of shares purchased                39,453               153,670


         Proceeds from shares sold              $ 802,246             $ 709,483
         Number of shares sold                     37,838                39,063



                             SUPPLEMENTAL SCHEDULES

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions December 31, 2003
--------------------------------------------------------------------------------


    Participant Contributions            Total That Constitutes Nonexempt
    Transferred Late to Plan                 Prohibited Transactions
---------------------------------       ---------------------------------
          $ 39,574                                 $ 39,574

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) December 31,
2003
--------------------------------------------------------------------------------

                                Description of
                             Investment Including
 Identity of Issuer,        Maturity Date, Rate of
 Borrower, Lessor or         Interest,Collateral,
    Similar Party           Par or Maturity Value       Cost **    Current Value
--------------------       --------------------------   --------   -------------


*  Fidelity Growth         Investment in 542,172 units
   Company Fund            of a growth fund                          $27,146,554

*  Fidelity Magellan       Investment in 258,840 units
   Fund                    of a growth fund                           25,298,986

*  Fidelity Equity         Investment in 330,876 units
   Income Fund             of a growth and income fund                16,461,069

*  Fidelity
   Retirement Money        Investment in 12,146,654
   Market Portfolio        units of a money market fund               12,146,654

*  Fidelity
   Low-Priced Stock        Investment in 191,768 units
   Fund                    of a growth fund                            6,708,029

*  Fidelity
   Intermediate Bond       Investment in 619,266 units
   Fund                    of an income fund                           6,601,380

*  Fidelity Managed        Investment in 5,968,993
   Income Portfolio        units of an open
                           ended commingled pool                       5,968,993

   Spartan U.S.            Investment in 92,209 units
   Equity Index Fund       of a growth fund                            3,633,967

*  Fidelity Asset          Investment in 203,129 units
   Manager Fund            of an asset allocation fund                 3,201,315

   Janus Worldwide         Investment in 77,575 units
   Fund                    of a growth fund                            3,067,313

*  UniSource Energy        Investment in 116,222 units
   Stock Fund              of a unitized company stock
                           fund                                        2,866,040

   BrokerageLink           Investment in 2,744,514 units
   Account                 of a self-directed investment
                           fund                                        2,744,514

   Janus Flexible          Investment in 184,947 units
   Income Fund             of an income fund                           1,812,480

*  Loans to                Loans with maturities
   participants            ranging from 1 month to
                           180 months and interest
                           rates from 4.00% to 11.50%                  3,498,327
                                                               -----------------


                                                                    $121,155,621
                                                               =================


*    Denotes party-in-interest
** Historical cost information is not required for participant-directed investments.

                                   SIGNATURES



         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


TUCSON ELECTRIC POWER COMPANY 401(k) PLAN

By:  Tucson Electric Power Company 401(k) Plan Administrative Committee




   By:   /s/   Kevin P. Larson                      Date:  June 25, 2004
         ----------------------------------         ----------------------
               Kevin P. Larson
   Member of Plan Administrative Committee



   By:   /s/   Steven J. Glaser                     Date:  June 25, 2004
         ----------------------------------         ----------------------
               Steven J. Glaser
   Member of Plan Administrative Committee



   By:   /s/   Michael J. DeConcini                 Date:  June 25, 2004
         ----------------------------------         ----------------------
               Michael J. DeConcini
   Member of Plan Administrative Committee